UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42269

Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

+852 3105 2611

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Press Release

On May 7, 2025, Galaxy Payroll Group Limited (the “Company”) issued a press release (the “Press Release”) reporting the Company’s interim financial results as of and for the six months period ended December 31, 2024 (“Interim Results”).

A copy of the Press Release announcing the Interim Results is included as Exhibit 99.1 to this Form 6-K

Interim Results

The unaudited financial results for the six months ended December 31, 2024 is furnished as Exhibit 99.2 to this Form 6-K.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

The following exhibit is included in this Form 6-K:

Exhibit No.	Description of Exhibit
99.1	Press release of the Company dated May 7, 2025
99.2	Galaxy Payroll Group Limited reports unaudited financial results for the six months ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galaxy Payroll Group Limited

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

Date: May 7, 2025

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